Mail Stop 3561

September 24, 2007

Stephen E. Cox, Chief Executive Officer
Cox Distribution, Inc.
P.O. Box 430
Cokeville, WY 83114

> **Re: Cox Distribution, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 27, 2007**
> **File No. 333-145712**

Dear Mr. Cox

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that about half the shares that are being offered are being sold by your president. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. The company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to price those shares and disclose that the president will conduct his offering at the fixed price for the duration of the offering. Revise your prospectus accordingly, including your cover page, summary and plan of distribution section.

Risk Factors, page 2

2. Please revise your use of the term "Cox" since it is confusing. Consider using the term "we" when you are referring to the company. In addition, please omit the numbering of the risk factors.

3. Please revise to address the following risks:
    - Any environmental risks associated with your products;
    - The geographic concentration of your business in Idaho; and
    - The anti-takeover effect of applicable state law and of provisions in your organizational documents; for example, we note the provision for blank check preferred stock.

We depend on a small number of vendors…, page 3

4. Please revise to identify your key vendors and in the next risk factor, your key customers.

We depend on a very limited number of customers, page 3

5. Please revise to describe the specific risk that may result from being dependent on a very limited number of customers. As presently drafted you state a fact about your business but do not explain how this fact would impact your business. Similarly, please make the same revision for your risk entitled "The market for penny stock has experienced numerous frauds and abuses which could adversely impact investors in our stock."

We do not expect to pay dividends in the foreseeable future, page 9

6. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. The risk you describe appears to be a generic risk. Please either eliminate this generic risk, or revise it to state a specific material risk to your company or to the purchasers in this offering.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 15

7. In its current form, your discussion appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Item 303(b) of Regulation S-B. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or

revenue or income from continuing operations. Please see Release No. 33-8350 for additional guidance.

8. Please include a discussion of the cost of sales for each period. In addition, please discuss the changes and the causes of changes in your operating results. Please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

Business, page 20

9. Please describe the terms of each material agreement and file your material agreements as exhibits to the registration statement. In addition, please describe how you locate customers and any specific marketing efforts.

10. Please discuss any environmental or safety regulations that affect your business.

Certain Relationships and Related Transactions, page 27

11. Please revise to describe the issuance to Mr. Cox in April 2007 and the value of the consideration.

Plan of Distribution, page 30

12. We note that you have stated that Mr. Stephen Cox is an underwriter. Please revise your discussion to clarify that Mr. Cox may not rely on Rule 144, which is a safe harbor from underwriter status.

Financial Statements

Note 1- Organization, page F-7

13. We note the discussion in the "Business" section of the filing on page 21 regarding collections and inventories; however, please provide us with additional explanations as to how you operate without accounts receivable and inventory. Please tell us how you determine prices charged to customers and what, if any, arrangements you have with your vendors for returning merchandise.

Note 2 – Summary of Significant Accounting Policies

14. In subsection f of Note 2 you disclose that property and equipment is depreciated over 3 to 27.5 years. This appears to be too broad to be useful to a reader. Please revise to disclose the depreciation periods by asset category.

15. Please revise to add a footnote explaining what the $10,000 accrued expense represents.

Interim Financial Statements

Balance Sheet, page F-10

16. The face of the interim period balance sheet shows 9.1 million shares outstanding. Please revise to give effect to the shares sold in June 2007.

Changes in Stockholders' Equity

17. Please revise to include a statement of changes in stockholders' equity or a footnote that shows the changes in stockholders' equity in the interim period. We note that you sold 900,000 shares in the interim period.

18. We believe that stockholders' equity should be revised to reclassify earnings prior to April 6, 2007 as an element of paid in capital rather than an element of retained earnings. This presentation gives effect to a constructive distribution to Mr. Cox followed by a contribution of capital to the taxable C corporate entity. Please revise.

Signatures

19. Please revise to identify your principal financial officer.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551- 3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary B. Wolff, Esq.